UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65488

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __FPCG, LLC d/b/a/ FOCUSPOINT PRIVATE CAPITAL GROUP__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__712 FIFTH AVENUE, 8TH FLOOR, SUITE 008A__

(No. and Street)

__NEW YORK__	__NY__	__10019__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Conrod	212-887-1141	dconrod@focuspoint.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP

(Name – if individual, state last, first, and middle name)

180 Park Avenue, Suite 200	Florham Park	NJ	07932
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Conrod _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FPCG, LLC d/b/a/ FOCUSPOINT PRIVATE CAPITAL GROUP _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Signed by: David Conrod
FA0540F57500475...

Title: CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FPCG, LLC
(d/b/a FocusPoint Private Capital Group)
Statement of Financial Condition
December 31, 2025

FPCG, LLC (d/b/a FocusPoint Private Capital Group)
Index
December 31, 2025



Citrin Cooperman & Company, LLP
Certified Public Accountants

180 Park Avenue, Suite 200
Florham Park, NJ 07932
T 973.218.0500 **F** 973.218.7160
citrincooperman.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
FPCG, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FPCG, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of FPCG, LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of FPCG, LLC's management. Our responsibility is to express an opinion on FPCG, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to FPCG, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as FPCG, LLC's auditor since 2014.
Florham Park, New Jersey
April 14, 2026

FPCG, LLC (d/b/a FocusPoint Private Capital Group)
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	430,366
Fees receivable, net of allowance for credit losses of $25,151		1,833,220
Prepaid expense and other assets		335,966
Due from parent		305,356
Due from affiliates		105,236
Total assets	$	3,010,144

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	332,234
Due to affiliates		25,194
Total liabilities		357,428
Member's equity		2,652,716
Total liabilities and member's equity	$	3,010,144

See accompanying notes to financial statement.

FPCG, LLC (d/b/a FocusPoint Private Capital Group)
Notes to Financial Statement
December 31, 2025

1. **Organization**

   FPCG, LLC (d/b/a FocusPoint Private Capital Group) (the "Company") was formed for the purpose of providing services on behalf of clients for the purchase and/or sale of securities in private placements. The Company is a limited liability company established in the state of Washington on April 16, 2002. On November 8, 2002, the Financial Industry Regulatory Authority, Inc. ("FINRA") approved the registration of the Company. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is a wholly-owned subsidiary of FPCG Holding SPV, LLC ("FPCG Holding" or the "Parent".) The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 17a-5(d)(4) of the Securities Exchange Act of 1934.

2. **Summary of Significant Accounting Policies**

   Cash
   Cash represents funds on deposit which at times may exceed federally insured limits. The Company has not experienced any losses and does not believe it is exposed to any significant credit risk with respect to its financial institution.

   Basis of Presentation
   The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   Use of Estimates
   The preparation of this financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

   Fees Receivable
   Fees receivable are stated at net of allowance for credit losses. The Company maintains an allowance for expected credit losses on fees receivable based on management's estimate of amounts that may be uncollectible. The allowance is determined using historical collection experience, current credit conditions, and reasonable and supportable forecasts of future economic conditions.

   The Company evaluates fees receivable on a periodic basis and records a provision for credit losses through earnings to adjust the allowance for expected credit losses to an appropriate level. Accounts are written off against the allowance when they are deemed uncollectible after reasonable collection efforts have been exhausted.

   As of December 31, 2025, fees receivable were $1,858,371, with an allowance for expected credit losses of $25,151.

FPCG, LLC (d/b/a FocusPoint Private Capital Group)
Notes to Financial Statement
December 31, 2025

2. **Summary of Significant Accounting Policies (Continued)**

Financial Instruments – Credit Losses

The Company measures expected credit losses in accordance with Financial Account Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 326, *Financial Instruments – Credit Losses* which requires a credit loss methodology, Current Expected Credit Losses ("CECL"), which dictates the recognition of credit losses, while also providing transparency about credit risk. The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held to maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.

For financial assets measured at amortized cost (e.g., cash and fees receivable), the Company evaluates expected credit losses based on the nature and contractual or expected life of the assets, as well as historical and expected loss experience. Based on this assessment, the Company records an allowance for credit losses to reflect management's estimate of expected losses over the life of the assets.

Right of Use Assets and Lease Liabilities

The Company recognizes its leases in accordance with ASC Topic 842, Leases ("ASC 842"). The guidance increases transparency by requiring the recognition of Right of use (ROU) assets and lease liabilities on the statement of financial condition.

In applying ASC 842, the Company made an accounting policy election not to recognize the ROU assets and lease liabilities relating to short-term leases that have a lease term of 12 months or less at the lease inception, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

ROU assets represent the Company's right of use of the underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. As the Company's lease does not provide an implicit rate and the implicit rate is not readily determinable, the Company uses the risk-free discount rate at the commencement date in determining the present value of lease payments. The present value of the lease payments was determined using a 5.00% incremental borrowing rate. ROU assets also exclude lease incentives.

The Company's long-term office lease terminated in May 2025, at which time the related right-of use asset and lease liability were fully derecognized. Subsequent to the termination, the Company entered into a month-to-month lease.

FPCG, LLC (d/b/a FocusPoint Private Capital Group)
Notes to Financial Statement
December 31, 2025

2.   Summary of Significant Accounting Policies (Continued)

Income Taxes
The Company is a limited liability company and is treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") and state tax laws provide that any income or loss is passed through to the Parent for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company's assets, liabilities, and items of income, deduction and credit are combined with and included in the income tax returns of the Parent.

The Parent is subject to the New York City unincorporated business tax. In accordance with the intercompany tax policy, the Company pays to or receives from the Parent amounts equivalent to the New York City tax charges based on separate company taxable income or loss.

At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. As of December 31, 2025, the tax years that remain subject to examination by the federal, state, and local tax jurisdictions under statute of limitations are 2022 and after.

Recently Issued Accounting Pronouncement
In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, to enhance the transparency and decision usefulness of income tax disclosures through changes to the rate reconciliation and income taxes paid information, disaggregated by federal, state, foreign, and individual jurisdictions equal to or greater than five percent. This standard is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The adoption of this standard did not have a material impact on the Company's financial statement.

In July 2025, FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (ASU 2025-05). ASU 2025-05 introduces a practical expedient for measuring expected credit losses that permits entities to assume that current conditions as of the balance sheet date do not change for the remaining life of current accounts receivable and current contract assets arising from revenue from contracts with customers. ASU 2025-05 is effective for the Company's fiscal year ending December 31, 2026. The guidance is to be applied on a prospective basis and early adoption is permitted. The Company does not expect the adoption of ASU 2025-05 to have a material impact on its financial statement.

In November 2024, FASB issued ASU No. 2024-03 "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses" (ASU 2024-03). ASU 2024-03 requires additional interim and annual disclosures that further disaggregate certain expense captions into specified categories in a separate note to the financial statement, as well as certain qualitative information describing amounts not separately disaggregated. ASU 2024-03 is effective for the Company in the annual period beginning on January 1, 2027 and interim periods beginning on January 1, 2028 and can be applied on either a prospective or retrospective basis, with early adoption permitted. The Company is evaluating the impact of ASU 2024-03 to its disclosures.

FPCG, LLC (d/b/a FocusPoint Private Capital Group)
Notes to Financial Statement
December 31, 2025

3. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services outlined in Note 1. The Company has identified its Chief Executive Officer (CEO) as the chief operating decision maker ("CODM"), who uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

The measure of segment assets is reported on the statement of financial condition as total assets.

4. Concentrations

The Company maintains its cash accounts at two financial institutions. Amounts held in a single account may at times exceed the insurance limit established by the Federal Deposit Insurance Corporation ("FDIC") of $250,000 per financial institution.

The Company transacts business with a limited number of parties. Two customers accounted for approximately 66% and 19% of total accounts receivable as of December 31, 2025.

5. Commitments and Contingencies

Leases
The Company has a non-cancelable lease for office space in New York through May 2025. The Company classified this lease as an operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants.

Subsequent to the expiration of the prior lease, the Company entered into a short-term lease with the landlord for the same office space, which expires on April 30, 2026. As the lease term is 12 months or less, the Company has elected the short-term lease recognition exemption and, accordingly, does not recognize a right-of-use asset or lease liability for this arrangement. Lease payments are recognized as expense on a straight-line basis over the lease term.

Letter of Credit
In connection with its former office lease, the Company maintained a one-year letter of credit with its sublandlord in the amount of $135,460, which automatically renewed annually as required under the terms of the lease. The letter of credit was secured by a certificate of deposit in the same amount and was presented as restricted cash on the accompanying statement of financial condition.

Upon expiration of the lease in May 2025, the letter of credit was terminated and the related certificate of deposit was released. As of December 31, 2025, the Company had no outstanding letter of credit and no restricted cash related to this arrangement.

Litigation Contingencies
From time to time, the Company and its affiliates may be named as a defendant in various lawsuits or proceedings. At the current time, the Company is unaware of any legal proceedings pending against the Company. The Company intends to contest all litigation and contingencies, as well as pursue all sources for contributions to settlements.

FPCG, LLC (d/b/a FocusPoint Private Capital Group)
Notes to Financial Statement
December 31, 2025

6.   **Related Parties**

As of December 31, 2025, the Company had a receivable of $305,356 due from parent. The Company had a receivable of $105,236 due from affiliates and payable of $25,194 due to affiliates, which are included in the accompanying statement of financial condition.

7.   **Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $72,938, which exceeded the required net capital minimum by $49,109. At December 31, 2025, the Company's net capital ratio of aggregate indebtedness to net capital was 4.90 to 1.

8.   **Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2025 through April 14, 2026, the date of the filing of this report, and has determined that there have been no material subsequent events other than disclosed below that occurred during the period that would require recognition or disclosure in the financial statement.